EXHIBIT 12

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES

AND PREFERRED DIVIDENDS

	Years Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2010
	($ in millions)
EARNINGS:
Income (loss) before income taxes and cumulative effect of accounting change	$1,492	$3,241	$2,347	$991	$(9,288)	$1,200
Interest expense(a)	223	318	375	225	237	64
(Gain)/loss on investment in equity investees in excess of distributed earnings	1	(3)	21	40	39	5
Amortization of capitalized interest	10	19	40	74	150	45
Loan cost amortization	9	13	16	19	26	6

Earnings	$1,735	$3,588	$2,799	$1,349	$(8,836)	$1,320

FIXED CHARGES:
Interest Expense	$223	$318	$375	$225	$237	$64
Capitalized interest	79	179	311	586	627	161
Loan cost amortization	9	13	16	19	26	6

Fixed Charges	$311	$510	$702	$830	$890	$231

PREFERRED STOCK DIVIDENDS:
Preferred dividend requirements	$42	$89	$94	$33	$23	$6
Ratio of income before provision for taxes to net income(b)	1.57	1.63	1.62	1.64	1.59	1.63

Preferred Dividends	$66	$145	$152	$54	$37	$10

COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	$377	$655	$854	$884	$927	$241

RATIO OF EARNINGS TO FIXED CHARGES	5.6	7.0	4.0	1.6	(9.9)	5.7
INSUFFICIENT COVERAGE	$—	$—	$—	$—	$9,726	$—

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	4.6	5.5	3.3	1.5	(9.5)	5.5
INSUFFICIENT COVERAGE	$—	$—	$—	$—	$9,763	$—

(a)	Excludes the effect of unrealized gains or losses on interest rate derivatives and includes amortization of bond discount.

(b)	Amounts of income before provision for taxes and of net income exclude the cumulative effect of accounting change.